Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

NIS IN THOUSANDS

UNAUDITED

- - - - - - - - - - -

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
				(Note 2)
	December 31,	June 30,		June 30,
	2021	2021	2022	2022
	Audited	Unaudited		Unaudited
	NIS	N I S		U.S. dollars
CURRENT ASSETS:

Cash and cash equivalents	54,036	39,883	39,499	11,285
Other receivables	1,012	2,641	626	179

Total current assets	55,048	42,524	40,125	11,464

LONG TERM ASSETS:

Property, plant and equipment	38,519	38,979	39,250	11,214
Right-of-use assets	5,588	6,109	5,227	1,494
Restricted cash	444	437	484	138
Other long-term assets	-	-	485	139

Total non-current assets	44,551	45,525	45,446	12,985

Total assets	99,599	88,049	85,571	24,449

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

							Convenience
							Translation
							(Note 2)
	December 31		June 30,				June 30,
	2021		2021		2022		2022
	Audited		Unaudited				Unaudited
			N I S				U.S. dollars
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	3,107		2,635		2,057		588
Operating lease liabilities	773		764		857		245
Loan from others	-		64,248		18,706		5,345
Other payables	3,327		1,739		1,898		542

Total current liabilities	7,207		69,386		23,518		6,720

LONG TERM LIABILITIES:

Operating lease liabilities	5,712		6,047		5,536		1,582
Loan from others	63,252		-		51,954		14,843
Other payables	-		1,135		-		-
Severance pay liability, net	95		95		95		27

Total long-term liabilities	69,059		7,277		57,585		16,452

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 1,800,000,000 shares at June 30, 2022, (unaudited) June 30, 2021 (unaudited) and December 31, 2021; Issued and outstanding: 747,153,064 shares at June 30, 2022 (unaudited), 573,285,824 shares at June 30, 2021 (unaudited) and 739,048,544 shares at December 31, 2021	(*	)	(*	)	(*	)	(*	)
Share premium	388,104		356,358		391,507		111,859
Accumulated deficit	(364,771)		(344,972)		(387,039)		(110,582)

Total Equity	23,333		11,386		4,468		1,277

Total liabilities and shareholders’ equity	99,599		88,049		85,571		24,449

(*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the interim financial statements.

August 25, 2022
Date of approval of the	Mark Germain	Amir Reichman	Uri Ben-Or
financial statements	Chairman of the Board	Chief Executive officer	Chief Financial Officer

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2021	2021	2022	2021	2022	2022
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)
Operating expenses:
Research and development, net of participations	10,341	1,900	6,495	4,653	10,148	2,900
Marketing, general and administrative	24,528	7,002	4,286	11,007	8,919	2,548
Other income	(40)	-	-	-	-	-

Total operating expenses	34,829	8,902	10,781	15,660	19,067	5,448

Operating loss	(34,829)	(8,902)	(10,781)	(15,660)	(19,067)	(5,448)
			-
Financial income	5,716	-	1,571	822	2,783	796
Financial expense	(10,865)	(3,091)	(3,642)	(5,341)	(5,984)	(1,710)

Net loss and total comprehensive loss	(39,978)	(11,993)	(12,852)	(20,179)	(22,268)	(6,362)

Basic and diluted net loss per share	(0.07)	(0.03)	(0.02)	(0.04)	(0.03)	(0.01)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	564,575,967	573,205,607	746,898,671	552,140,030	745,817,220	745,817,220

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

In thousands, except share and per share data

	Share capital	Share premium	Accumulated deficit	Total equity (deficiency)
	Unaudited
	NIS in thousands

Balance as of January 1, 2022	(*)	388,104	(364,771)	23,333

Total comprehensive loss	-	-	(22,268)	(22,268)
Issuance of shares, net	(*)	713	-	555
Deferred issuance expenses		(148)
Share-based compensation	-	2,848	-	2,848

Balance as of June 30, 2022	(*)	391,507	(387,039)	4,468

Balance as of June 30, 2022 (convenience translation into U.S. dollars (see Note 2))	(*)	111,859	(110,582)	1,277

	Share capital	Share premium	Accumulated deficit	Total deficiency
	Unaudited
	NIS in thousands

Balance as of March 31, 2022	(*)	390,356	(374,187)	16,169

Total comprehensive loss	-	-	(12,852)	(12,852)
Deferred issuance expenses	(*)	(148)	-	(148)
Share-based compensation	-	1,299	-	1,299

Balance as of June 30, 2022	(*)	391,507	(387,039)	4,468

Balance as of June 30, 2022 (convenience translation into U.S. dollars (see Note 2))	(*)	111,859	(110,582)	1,277

(*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

In thousands, except share and per share data

	Share capital	Share premium	Accumulated deficit	Total equity (deficiency)
	Unaudited
	NIS in thousands

Balance as of January 1, 2021	(*)	310,197	(324,793)	(14,596)

Total comprehensive loss	-	-	(20,179)	(20,179)
Issuance of shares, net	(*)	42,129	-	42,129
Share-based compensation	-	4,032	-	4,032

Balance as of June 30, 2021	(*)	356,358	(344,972)	11,386

Balance as of June 30, 2021 (convenience translation into U.S. dollars (see Note 2))	(*)	101,816	(98,563)	3,253

	Share capital	Share premium	Accumulated deficit	Total deficiency
	Unaudited
	NIS in thousands

Balance as of March 31, 2021	(*)	353,783	(332,979)	20,804

Total comprehensive loss	-	-	(11,993)	(11,993)
Share-based compensation	-	2,575	-	2,575

Balance as of June 30, 2021	(*)	356,358	(344,972)	11,386

Balance as of June 30, 2021 (convenience translation into U.S. dollars (see Note 2))	(*)	101,816	(98,563)	3,253

(*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

In thousands, except share and per share data

	Share capital	Share premium	Accumulated deficit	Total Deficiency
	Audited
	NIS in thousands

Balance as of January 1, 2021	(*)	310,197	(324,793)	(14,596)

Total comprehensive loss	-	-	(39,978)	(39,978)
Issuance of Ordinary shares, net of issuance costs	-	69,003	-	69,003
Share-based compensation	-	8,904	-	8,904

Balance as of December 31, 2021	(*)	388,104	(364,771)	23,333

Balance as of December 31, 2021 (convenience translation into U.S. dollars (see Note 2))	(*)	110,886	(104,220)	6,666

(*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2021	2021	2022	2021	2022	2022
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars

Cash flows from operating activities:
Net loss	(39,978)	(11,993)	(12,852)	(20,179)	(22,268)	(6,362)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation of property, plant and equipment and right-of-use assets	2,415	604	778	1,209	1,436	410
Net financial expenses (income)	(930)	520	(1,334)	(471)	(2,108)	(602)
Capital gain	(40)	-	-	-	-	-
Increase in liability with respect to loans from others	2,831	1,902	5,473	3,827	7,408	2,116
Share-based compensation	8,904	2,575	1,299	4,032	2,848	814

	13,180	5,601	6,216	8,597	9,584	2,738
Changes in asset and liability items:
Increase (decrease) in other receivables	162	(2,191)	(17)	(1,467)	376	107
Increase (decrease) in trade payables	1,239	550	(2,045)	767	(1,050)	(300)
Increase (decrease) in short- and long-term other payables	946	99	(1,700)	493	(1,429)	(408)

	2,347	(1,542)	(3,762)	(207)	(2,103)	(601)
Cash paid and received during the year for:
Interest paid	(33)	24	(8)	15	(14)	(4)

	(33)	24	(8)	15	(14)	(4)

Net cash flows used in operating activities	(24,484)	(7,910)	(10,406)	(11,774)	(14,801)	(4,229)

(*)	Represents an amount lower than NIS\USD 1.

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended June 30,		Six months ended June 30,		Six months ended June 30,
	2021	2021	2022	2021	2022	2022
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars

Cash Flows from Investing Activities:
Purchase of property and equipment	(430)	(106)	(44)	(128)	(1,700)	(486)
Proceeds from sale of property and equipment	40	-	-	-	-
Increase (decrease) in other long term assets	29	(1)	(40)	36	(40)	(11)

Net cash used in investing activities	(361)	(107)	(84)	(92)	(1,740)	(497)

Cash Flows from Financing Activities:

Repayment of operating lease liabilities	(1,220)	(317)	(320)	(623)	(633)	(181)
Deferred issuance expenses	-		(148)		(148)	(42)
Proceeds from exercise of warrants to public	-	-	-	42,129	-	-
Proceeds from issuance of shares, net of issuance costs	69,003	-	-	-	-	-

Net cash provided by (used in) financing activities	67,783	(317)	(468)	41,506	(781)	(223)

Exchange differences on balances of cash and cash equivalents	1,677	(360)	1,571	822	2,785	796

Increase (decrease) in cash and cash equivalents	44,615	(8,694)	(9,347)	30,462	(14,537)	(4,142)
Balance of cash and cash equivalents at the beginning of the period	9,421	48,577	48,886	9,421	54,036	15,439

Balance of cash and cash equivalents at the end of the period	54,036	39,883	39,499	39,883	39,499	11,297

Non cash financing activities

Right-of-use asset recognized with corresponding lease liability	249	-	107	-	107	31
Intangible asset		-	-	-	485	139

The accompanying notes are an integral part of the interim financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL

a.	BiondVax Pharmaceuticals Ltd. ("the Company") is focused on developing and ultimately commercializing products for prevention and treatment of infectious diseases and related illnesses. The Company was incorporated on July 21, 2003 in Israel, and started its activity on March 31, 2005. The Company's principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School.

b.	On May 15, 2015, the Company completed a public offering of securities in the United States.

c.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant (the “Grant") representing 20% of a NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of M-001, the Company's former influenza vaccine candidate. The receipt of the Grant was subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law, 1959. The terms and conditions included, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility's fixed assets would be financed by additional share capital; (b) the Company would maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

Following the failure of M-001 in Phase 3 clinical trials, BiondVax reapplied for disbursement of the Grant in light of its new agreements with Max Planck Institute for Multidisciplinary Sciences in Göttingen together with University Medical Center Göttingen. In July 2022, the Investment Center of the Ministry of Economy and Industry informed the Company that (i) the disbursement was not approved, due to the early stage of the Company’s NanoAb program and (ii) the Company may reapply for disbursement in March 2023, conditioned on the Company demonstrating meeting certain milestones related to the development of its NanoAb program. The Company intends to appeal the decision.

d.	On October 23, 2020, the Company announced Phase 3 clinical trial results of its M-001 universal vaccine product. The results did not demonstrate a statistically significant difference between the vaccinated group and the placebo group in reduction of flu illness and severity. Therefore, the study failed to meet both the primary and secondary efficacy endpoints. However, the study’s primary safety endpoint was met.

e.	On December 22, 2021, the Company signed definitive agreements with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Biophysical Chemistry, and the University Medical Center Göttingen (“UMG”), both in Germany, to enter into a strategic collaboration for the development and commercialization of innovative Covid-19 NanoAbs, effective from January 1, 2022. The agreements provide for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues.

In accordance with the agreements, the Company issued 150,000 ADSs at no cost to MPG as an upfront payment for the license. The ADS are restricted for a period of three years. The company evaluated the fair value of the license at $153. The fair value was calculated by an independent valuation, at a discount rate of 31% under the following principles:

Stock price	1.48
Variance	150%
Risk free interest	1%

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL (Cont.)

On March 23, 2022, the Company executed an additional research collaboration agreement with MPG and UMG covering development and commercialization of NanoAbs for several other disease indications with large market sizes that leverage their unique binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration. These targets are the basis for validated and currently marketed monoclonal antibodies, including for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis.

f.	On March 23, 2022, the Company granted 170,132 RSUs to officers and employees. The fair value of the grants was NIS 753,084 ($233,081) and the RSUs vest in three years.

g.	On May 31, 2022, the Company granted 15,500 RSUs to employees. The fair value of the grants was NIS 69,330 ($20,770) and the RSUs vest in three years.

h.	In the six months ended June 30, 2022, the Company incurred a loss of NIS 22,268 (6,362) and negative cash flows from operating activities of NIS 14,802 ($4,229), and it had an accumulated deficit of NIS 387,039 ($110,583) as of that date.

In the future, the Company may raise additional capital from external sources in order to continue the longer-term efforts contemplated under its business plan. The Company expects to continue incurring losses for the foreseeable future and may need to raise additional capital to pursue its product development initiatives, to penetrate markets for the sale of our Company product candidates and continue operations as presently maintained. The Company cannot provide any assurance that it will raise additional capital. Management believes that the Company has access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, the Company has not secured any commitment for new financing at this time, nor can the Company provide any assurance that new financing will be available on commercially acceptable terms, if at all. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s efforts to commercialize its products, which is critical to the realization of the Company’s business plan and its future operations.

The Company’s management and Board of Directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least the next twelve months.

NOTE 2: CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of June 30, 2022 and for the six months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 = NIS 3.5). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in a condensed format as of June 30, 2022, and for the three and six months then ended ("interim financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2021, and for the year then ended and accompanying notes ("annual financial statements").

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting", and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company's annual financial statements.

NOTE 4: SUBSEQUENT EVENTS

On August 10, 2022, the company received approval by the European Investment Bank for the new terms of its outstanding €24 million loan to the Company.

The new terms include:

●	An extension of the maturity dates from 2023 (€20 million) and 2024 (€4 million) until December 2027.

●	Interest on the Loan will begin to accrue starting January 1, 2022, at an annual rate of 7%. The interest payments will be deferred until the new maturity date and will be added to the principal balance at the end of each year during the loan period.

●	$900 thousand (NIS 3,500 thousand) will be paid by BiondVax shortly after the execution of the relevant amendment letter with the EIB. This amount will be applied to reduce the outstanding Loan. Going forward 10% of any capital raises until maturity will be used to further repay the Loan principal including any outstanding accrued interest.

●	When the company sales exceed €5 million, 3% of the topline revenues will be paid to the EIB as royalties until the EIB receives (from the Loan repayment, inter alia the interest and the royalties) the higher of (i) a total of 2.8 times the original €24 million principal (as provided in the original Loan agreement) and (ii) 20% IRR on the principal.

●	In case the company decides to discharge all liabilities under the finance contract inter alia payments of the variable remuneration, the company would need to repay to the EIB an indemnity amount in addition to the Loan principle and the accrued interest. The indemnity will be calculated such that the EIB receives an additional payment equal to the greater of (i) the prepayment amount (i.e. twice the prepayment amount in the aggregate) and (ii) the amount required to realize 20% IRR on the prepayment amount at the time of prepayment.

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